UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: February 10, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

UBS AG (“UBS”) produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with UBS’ annual report on Form 20-F for the year ended 31 December 2013, filed with the SEC on 14 March 2014, as well as UBS’s first, second, third and fourth quarter 2014 reports, submitted to the SEC on Forms 6-K on 6 May 2014, 29 July 2014, 28 October 2014 and 10 February 2015, respectively. The fourth quarter 2014 report is a joint report of UBS Group AG and UBS AG.

Capitalization of UBS AG

The following table presents the consolidated capitalization of UBS AG in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.

Capitalization of UBS AG

	As of
	31.12.14		30.9.14
in million	CHF	USD	CHF	USD
Debt
Short term debt issued [1]	61,730	62,072	59,104	61,900
Long term debt issued [2]	97,853	98,396	102,087	106,916
Total debt issued	159,583	160,469	161,191	168,816

Equity attributable to UBS AG shareholders	52,220	52,510	50,824	53,288

Equity attributable to preferred noteholders	2,013	2,024	1,962	2,055

Equity attributable to non-controlling interests	45	45	41	43

Total capitalization	213,860	215,047	214,018	224,143

[1]	Short-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS with a remaining maturity of less than one year.
[2]	Long-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS with a remaining maturity of more than one year.

Swiss franc (CHF) amounts as of 31 December 2014 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.00555 (the exchange rate in effect as of 31 December 2014), and CHF amounts as of 30 September 2014 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.04731 (the exchange rate in effect as of 30 September 2014).

Ratio of Earnings to Fixed Charges of UBS AG

The following table sets forth UBS AG’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no mandatory preferred share dividends in any of the periods indicated.

		For the quarter
		ended	For the year ended
CHF million, except for ratio		31.12.14	31.12.13	31.12.12		31.12.11	31.12.10	31.12.09
Pre-tax earnings from continuing operations		525	3,287	(1,851)		5,025	6,983	(3,138)
Add: Fixed charges		1,619	8,030	10,688		11,831	13,471	17,939

Pre-tax earnings before fixed charges		2,144	11,317	8,836		16,856	20,454	14,801

Fixed charges:
Interest expense		1,447	7,351	9,990		11,143	12,657	17,016
Other	[1]	172	679	698		688	814	923

Total fixed charges		1,619	8,030	10,688		11,831	13,471	17,939

Ratio of earnings to fixed charges	[2]	1.32	1.41	0.83	[3]	1.42	1.52	0.83	[3]

[1]	Other fixed charges relate to the interest component of rental expense.
[2]	A ratio of earnings to combined fixed charges and preference security dividend requirements is not presented as it equals the ratio of earnings to fixed charges.
[3]	For the years ended 31 December 2012 and 31 December 2009, the ratio of earnings to fixed charges was less than 1.00. The amount by which total fixed charges exceeded pre-tax earnings from continuing operations for these periods was CHF 1,851 million and CHF 3,138 million, respectively.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: February 10, 2015